03 APR -4 AM 7:21



ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549



03022055

SUPPL

Your reference	File No. 82-5089
Our reference	AC/ih
Date	April 02, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich successfully closes sale of Rüd Blass to Deutsche Bank" dated March 31, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Hakeling

Andres Christen

Enclosure

Dlw 6/2

News Release

ZURICH
FINANCIAL SERVICES

Zurich successfully closes sale of Rüd Blass to Deutsche Bank

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, March 31, 2003 – Having received all necessary approvals, Zurich Financial Services today announced the completion of the sale of Rüd, Blass & Cie AG Bankgeschäft (Rüd Blass) to Deutsche Bank (Switzerland) Ltd. As agreed on February 5, 2003, Deutsche Bank (Switzerland) Ltd. has therewith acquired all of the shares of Rüd Blass.

Rüd Blass, which focuses on providing private banking solutions to high net worth individuals, is noted for its expertise in managing Swiss and European equities and Swiss real estate investment products, and had CHF 7.1 billion invested client assets at the end of 2002. Rüd Blass will keep its brand name and continue to operate as a separate legal entity in the Swiss market.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN